[LEGAL & COMPLIANCE LETTERHEAD]

May 11, 2011

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  A Clean Slate, Inc.
       Registration Statement on Form S-1
       Amendment filed April 20, 2011
       File No. 333-171804

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of A Clean Slate, Inc. (the “Registrant”) Amendment No. 3 to the above-referenced Form S-1. This Amendment No. 3 is marked with "R" tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Richard Astrom dated April 29, 2011. We trust you shall deem this Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Selling Security Holders, page 18

Comment 1. Your selling security holder table on page 18 appears to be incorrect. While you have amended your registration statement to reduce the shares being offered by each selling shareholder by 50%, the amount of the securities held by each selling shareholder prior to the offering should remain the same, and 50% of that amount should be held by each selling security holder upon completion of the offering. Please revise, or advice us why the revisions are not needed.

Response: The selling security holder table has been revised accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 31

Comment 2. We note your response to comment five from our letter dated April 1, 2011. Please identify Mr. Astrom as a promoter and provide the disclosure required Regulation S-K, Item 404(c) or provide you analysis of why Mr. Astrom is not a promoter.

Response: We have amended our disclosure to identify Mr. Astrom as a promoter.

Financial Statements, page 44

Comment 3. It appears that your auditors have revised and re-dated their audit report. It also appears that you have revised your financial statements. As such please provide all the disclosure required by ASC 250. In addition, please amend your Form 10-K to correspond to your Form S-1 for the periods presented. Furthermore, if necessary please file an item 4.02 Form 8-K accordingly.

Response: In accordance with ASC 250, the audit report has been revised with a dual date presentation and contains specific reference to the financial statement numbers and footnotes that have changed. All sections where appropriate, have been marked “restated” and include a table showing pre and post restatement adjustments. Due to the merger agreement being amended, this Form S-1 and the previously filed Form 10-K have been amended to reflect the changes as a restatement. A Form 8-K, Item 4.02 (Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or a Completed Interim Review) will be filed contemporaneously herewith.

Note 3 Reverse Recapitalization, page 55

Comment 4. We note your response to comment 6 from our letter dated April 1, 2011. However it appears that Mr. Richard Astrom, the CEO and sole director of Darwin, will remain as a director until he receives full payment of the redemption price, at which time he shall resign. In this regard addressing ASC 805-10-55-10 through 805-10-55-15, tell us why you believe that VLS is the accounting acquirer.

Response: In connection with the amendment to the merger, which is being treated as a reverse recapitalization, we do not believe the guidance in ASC 805-10-55-10 – 805-10-55-15 would apply since that guidance relating “Business Combinations”, uses the acquisition method. Since this is a reverse recapitalization, in substance this is treated as a capital transaction.

The following represents a response to the Staff’s request requiring a response to the previously mentioned comments in connection with determining the acquirer. While we do not believe this guidance is relevant for a reverse recapitalization, our responses are as follows:

a.	805-10-55-10 – The controlling financial interest rests with VLS at the time of the transaction.

b.	805-10-55-11-VLS transferred consideration in the form of a note payable to Astrom in order to effect the reverse recapitalization. VLS would be the acquirer since it was the entity that incurred a liability to effect this transaction.

c.	805-10-55-12 – Application of the guidance for a reverse acquisition:

1.	Voting control transferred from Astrom to VLS. VLS would be the acquirer.

2.	VLS controlled the majority of the shares in the combined entity. VLS would be the acquirer.

3.	There are no special voting rights or arrangements. VLS would be the acquirer, and the existence of Astrom remaining on the board of directors is immaterial to the ongoing operations of the combined entity.

4.	VLS has the ability to elect/appoint/remove the officers and directors of the governing body. VLS would be the acquirer due to the ability to make these decisions without challenge from Astrom.

5.	VLS management is the senior management of the Company; Astrom has no officer role or responsibility and makes no management decisions.

d.	805-10-55-13 – The acquirer, VLS, post merger, who based on relative size is in control of the combined entity. VLS would be the acquirer.

e.	805-10-55-14 – N/A – there are only two entities involved in this merger.

f.	805-10-55-15 – N/A – no new entity was formed to effect this reverse recapitalization.

The SEC’s Division of Corporation Finance, Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, dated March 31, 2001, states:

The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.

The Company bought back the issued and outstanding Series “B” preferred stock from Richard Astrom, with the consideration being a note payable, which matures six months from the date of effectiveness of the registration statement. The Series “B” preferred stock was then cancelled and retired and control passed from Richard Astrom to Bob Goldman, and as a result, a reverse recapitalization was effectuated. Mr. Astrom remains a director and will vote on issues presented to the Board of Directors; however Mr. Astrom maintains no shares in the Company and will not vote on any issue brought to a Shareholder vote. Mr. Goldman now has voting control of the Company by virtue of 369 million common shares. The majority voting control of the Company has transferred from Mr. Astrom to Mr. Goldman and new management, which clearly indicates a change in control.

Comment 5. Furthermore, you state that “On April 14, 2011 we entered into an Amendment to Agreement and Plan of Merger with respect to the Redemption of the Series B Preferred Stock pursuant to which: (i) the Redemption shall be retroactively effective as of the closing of the Merger, at which time the Preferred Stock was cancelled and retired, (ii) the Redemption Price shall be due and payable in full six months after the effectiveness of this Registration Statement.” In this regard it is not clear to us how you can redeem canceled preferred shares. Please explain.

Response: The redemption closed and the preferred stock was cancelled retroactively to the date of the merger. At closing, the Company paid the $500,000 Redemption Price by issuing a secured promissory note due and payable six months after the effectiveness of this registration statement. In this context, the defined term “Redemption Price” refers only to the amount of the debt associated with the sale or redemption price ($500,000) and not as a pre-condition to the closing of the sale or redemption. The Preferred stock no longer exists and the note holder must look to other company collateral in the event of a default on the promissory note.

The following language is already included in Note 3, Reverse Recapitalization, on page 55.

On April 14, 2011, in connection with the cancellation and retirement of the 5,000,000 shares of Series B preferred stock (retroactive to the reverse recapitalization date), the Company issued a note payable to the former owner of Darwin for $500,000. The note is due six months from the effectiveness of the registration statement on Form S-1, bears interest at 12% and has a default interest rate of 17%. The note is secured by all assets of the Company. The Company has accounted for the note as a component of the consideration in the reverse recapitalization with a charge to additional paid in capital.

Comment 6. Tell us why you believe you can account for a note to the former owner of Darwin as a “component of the consideration in the reverse recapitalization with a charge to additional paid in capital.” Refer to you basis in accounting literature.

Response: The Note with the former owner of Darwin’s Series “B” preferred shares should be treated as a charge to additional paid in capital for the following reasons:

a.	This is a capital transaction, which results only in an adjustment to equity. See response in #4 above.

b.

If deemed a related party, both before the transaction (owner/seller) and post transaction (board director), there could be no gain or loss recorded on a related party dealing. This would have to be an equity transaction.

c.

The Company did not receive proceeds in the buying back of the Company’s own Series “B” preferred shares in exchange for the Note, and therefore, the debit side of the accounting entry would have to be equity. The transaction could not be an expense based on the theory of 6(b), and also it would not seem practical to generate an expense in this type of transaction.

Finally, we acknowledge the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Sincerely,

  Legal & Compliance, LLC

  By:  /s/ LAURA ANTHONY
         Laura Anthony, Esq.